Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

U·S AIRWAYS
A STAR ALLIANCE MEMBER

AAboutUS

Feb. 14, 2013 A US Airways Employee Publication Issue 401

American Airlines and US Airways Combine to Create a Premier Global Carrier

Today American Airlines and US Airways announced that our two companies will combine to create the new American Airlines, a premier global carrier. Operating under the iconic American Airlines name, the combined airline will have a robust global network, a strong financial foundation and one of the most modern and efficient fleets among U.S. network carriers.

The merger will offer benefits to both airlines' customers, employees, communities, and investors. Among other things, the transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies. Ours is a merger premised on growth, not cutbacks: these synergies would result predominantly from the airlines' complementary networks, fleet optimization, and corporate share shift.

What's Happening Today:

- US Airways and American Airlines will host an **investor conference call** at 6:30 a.m. MT/ 8:30 a.m. ET, which can be accessed on usairways.com
- Doug Parker and Tom Horton will conduct a **press conference** in Fort Worth at 9 a.m. MT/11 a.m. ET
- US Airways will host an **employee town hall at CHQ** at 5 p.m. MT/7 p.m. ET – employees can ask questions in person or by audio webcast
- Doug Parker and other senior executives will be meeting with employees throughout the system today and in the days and weeks ahead

A Premier Global Carrier

- New airline will be branded American Airlines
- 6,700 daily flights to 336 destinations in 56 countries
- More than 187 million passengers per year
- Aggregate revenues of ~$40 billion
- More than two dozen airline partners and 111 mileage partners as part of the **oneworld**® Alliance
- The largest airline loyalty program in the world
- Headquarters will be in Dallas-Fort Worth, Texas, with significant corporate and operational presence in PHX
- Doug Parker will be CEO and Tom Horton will be Chairman


American Airlines
U·S AIRWAYS
The new American is arriving

www.newAmericanarriving.com

INSIDE

About our hubs . . . . pg 2
AA+US domestic route map . . . . pg 3
AA+US international route map . . . . pg 4
Merger benefits for employees . . . . pg 5
A word of thanks: A message from Doug Parker . . . . pg 6
Support from labor leaders. . . . . pg 7
Frequently Asked Questions . . . . pg 8

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **Arrivals** – next week we will launch a new publication dedicated specifically to merger updates
- **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines that features relevant employee info and will be regularly updated
- **Follow** us on Twitter at @USAirways and @USemployees, and on Facebook at US Airways
- **Questions**: corporate.communications@usairways.com

About our hubs

The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways.

American Airlines

- **Chicago**
  - 9,680 employees statewide
  - 478 daily departures
- **Dallas-Ft. Worth**
  - 24,600 employees statewide
  - 786 daily departures
- **Los Angeles**
  - 7,160 employees statewide
  - 168 daily departures
- **Miami**
  - 11,650 employees statewide
  - 319 daily departures
- **New York**
  - 8,060 employees statewide
  - 100 daily departures
- **Tulsa**
  - 6,555 employees statewide
  - 12 daily departures

US Airways

- **Charlotte**
  - 9,800 employees statewide
  - 653 daily departures
- **Philadelphia**
  - 9,100 employees statewide
  - 459 daily departures
- **Phoenix**
  - 10,100 employees statewide
  - 288 daily departures
- **Washington, D.C. Region**
  - 2,400 employees in the D.C. region
  - 272 daily departures

Vocal Support from Industry Experts

"It's the right merger at the right time. It should just be the last among major carriers."
– USA Today Editorial Board (2/12/13)

"[The American-US Airways combination] will result in four healthy airlines with the right level of capacity. Four big players is a very successful environment."
– John Thomas, Head of The Global Aviation Practice at L.E.K. Consulting (2/7/13)

"I think this opportunity for US Airways to merge [with American Airlines] will enable the airline to become stronger and to maintain a presence in Arizona...For Valley travelers, they will have even more opportunities than they have now."
– Robert Mittelstaedt, Dean, W.P. Carey School of Business at Arizona State University (1/10/13)

The new American Airlines is expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network in the Western U.S. The combined worldwide network is expected to offer superior breadth of schedule to high value elite business and corporate travelers, which is critical to global competitiveness.

A Win-Win-Win for All

EMPLOYEES

Path to improved compensation and benefits, greater opportunities over the long term and reciprocal pass privileges on both airlines, beginning as soon as possible.

CUSTOMERS

More choices and increased service across a larger global network, and enhanced international opportunities through the oneworld Alliance.

COMMUNITIES

All hubs and service to all destinations currently served by both airlines will be maintained, with expanded service from those hubs to offer increased service to existing communities and service to new cities.

"Our combined network will provide a significantly more attractive offering to customers, ensuring that we are always able to take them where they want to travel, when they want to go."
– Doug Parker, Chairman and CEO of US Airways

2

US+AA Domestic Routes Domestic Network

218 Destinations 682 Routes

US+AA International Routes

“The combination of American and US Airways brings together two highly complementary networks with access to the best destinations around the globe and gives us a strong platform to provide our customers the most connected, comfortable travel experience available.”

– Tom Horton, Chairman, President and CEO of American Airlines

Merger benefits for employees

“Today’s announcement starts us on the exciting path toward becoming one team and one new airline.”

– Doug Parker, Chairman and CEO of US Airways

Since 1939 and 1930, respectively, US Airways and American

Airlines have built independent, vibrant cultures that are joined by their shared focus on providing the best travel experience possible for our customers. This combination marks the beginning of an exciting new chapter in our history — one in which the individual strengths of each airline are enhanced by collaboration and the exchange of new ideas.

The combination of American Airlines and US Airways creates significant benefits for employees of both airlines. Employees of the new airline will benefit from being part of a company with a more competitive and stable financial foundation and the ability to invest in future growth, which will create greater opportunities over the long term. We are thrilled to have widespread employee support for the merger and a clear framework for integrating our union team members, which would not have been possible without the tireless work of our labor leaders. We thank all of you for your support and enthusiasm and are looking forward to what this new chapter has in store for us.

Supporting Our Employees

• The merger will provide employees with the path to improved compensation and benefits.

• The unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

• In addition, the union representing US Airways flight attendants has reached a tentative agreement which includes support for the merger.

• American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

• We will introduce reciprocal travel privileges as quickly as possible

• Through this combination we are creating a stronger, better airline; an airline that would not have been possible without the commitment, hard work and dedication of all our employees.

“We know how important our employees are and we want them to share in the benefits of the new American Airlines. This is a turning point for our company. Great things are ahead.”

– Doug Parker, Chariman and CEO of US Airways

What People Are Saying.Timing

“The upside of an American-US Airways combination is too good to pass up, and doing it in bankruptcy brings more benefits. In revenue, network, leadership, labor and corporate culture, this is a chance to transform American, not just put a new paint job on the fleet.”

– Mitchell Schnurman, Columnist, Fort Worth Star-Telegram (12/18/12)

We expect the transaction to be completed in the third quarter of 2013. Before the merger can close, a number of steps need to take place: • Approval by the bankruptcy court • Regulatory approvals and customary closing conditions o Filed HSR

• Approval by US Airways shareholders • No financing condition or consents or approvals required from labor unions As we work to complete the transaction, a committee comprised of individuals from both companies will work to develop a detailed and thoughtful integration plan.

A word of thanks: A message from Doug Parker

US Airways is a company built through consolidation, which has been essential to creating a U.S. aviation system that can compete globally. Through this merger with American Airlines, we will again be able to move ahead as a stronger, more competitive company, just as we have through other mergers in the past And while many factors went into reaching this point, there’s no question that we are here today because of the hard work and outstanding dedication of you, our amazing employees.

Thanks to your efforts, we are running a terrific airline and generating financial returns similar to those of our larger peers. Those returns — which in 2012 included record-breaking revenues and unmatched performance in nearly every operating metric — have put us in the position of strength necessary to successfully execute this combination and take the next step in our journey as part of the new American Airlines.

Though it will take some time before the merger is complete, I encourage you to learn more about American Airlines and the exciting things that are in store. I hope you share my enthusiasm about this important milestone in our company’s history — but even more importantly, I hope you all take a moment to congratulate yourselves and each other for the tremendous work you have done, and will continue to do, in order to make this combination a success I cannot thank you enough.

Sincerely,

Support from labor leaders

We are pleased to have union support. American Airlines and US Airways employees today voiced their strong support for the merger of American Airline and US Airways.

“Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.”

-James C. Little, International President, Transport Workers Union (TWU)

“We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.”

- Keith Wilson, President, Allied Pilots Association (APA) at

American Airlines

“This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.”

- Captain Gary Hummel, President, US Airline Pilots Association (USAPA)

“It’s been a long, tough road but the result is well worth it. Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and bring American back to prominence.”

- Laura Glading, President, Association of Professional Flight Attendants (APFA)

“Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.”

- Deborah Volpe and Roger Holmin, Presidents, Association of Flight Attendants (AFA) — CWA at US Airways

Frequently Asked Merger Questions

Q. What does this transaction mean for me?

A. We are very excited about the significant benefits this transaction brings to our employees. Employees of the combined airline will benefit from being part of a company with a stable financial foundation and the ability to invest in future growth, which will create greater opportunities over the long term

Employees will also enjoy reciprocal travel privileges on both airlines, beginning as soon as possible

As we work toward completing the transaction, it remains business as usual at US Airways – nothing will immediately change. We will look to you to keep doing the great work you do day in and day out to take care of our customers.

Q. How will employee compensation and benefits be affected?

A The merger will provide the path to improved compensation and benefits for employees; importantly, these agreements represent an enhancement to compensation and benefits currently in place for US Airways employees.

Q. Will US Airways customers see any changes to our service right now as a result of today’s announcement?

A. No. Until the merger is complete, both airlines will remain independent, and it will be business as usual for American Airlines and US Airways. For US Airways, this means we will continue to focus on providing our customers with the safe, reliable, convenient service they expect from us. And after the merger is complete, customers will have access to more choices and increased service across the combined company’s larger worldwide network and through an enhanced oneworld® Alliance

Q. How do the cultures of the two companies compare?

A. The cultures at our two carriers are similar in many ways, which we believe will help guide a smooth transition Our two cultures are joined by our shared focus on providing the best possible travel experience for our customers, and this combination will give us new opportunities to grow and advance through global collaboration and the exchange of ideas.

Q. What is your plan to integrate the American Airlines and US Airways work forces? When will that happen?

A. As in any transaction of this size, we anticipate the integration process will take some time. We intend to create an integration team comprised of individuals from both companies to oversee the integration efforts. Importantly, both companies’ unions representing pilots and flight attendants are working to determine representation and single agreement protocols

Before we can begin implementing integration efforts, we must receive the necessary approvals to move forward. We expect this to occur in the third quarter of 2013.

Q. What will happen to our headquarters?

A The new American Airlines will be headquartered in

Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix. Phoenix is an important part of our history and we will maintain our commitment to this important community.

Q. How will the overlap of corporate and other positions be handled?

A. We’ve only just announced the agreement, and will carefully study the opportunities to combine our two great companies in a manner that enables us to create the best possible organization going forward. However, it is important to remember that unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

What our customers need to know

The new American Airlines will offer:

• More choices and increased service across a larger global network; • Continued service to all the hubs and communities we serve today, with expanded service from those hubs to offer increased service to existing communities and service to new cities;

• Enhanced international opportunities through the oneworld Alliance; and

• The world’s largest loyalty program, with best-in-class, unmatched redemption options and more opportunities to earn and redeem miles from a global network of routes and partnerships

Until the transaction closes, it’s business as usual:

• Customers can still book travel in the usual ways; • Each company will maintain its current rewards plan

– existing miles will be honored, and customers can continue to earn miles by flying with us and through our numerous partner services; and

• There will be no impact to US Airways credit or debit cards. • For more information on the merger’s consumer benefits, customers can visit www.usairways.com/arriving

Send US your questions at corporate.communications@usairways.com

Frequently Asked Merger Questions

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor relations@aa com

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction

What People Are Saying.Industry Landscape

“We think that an AA/US merger will be positive for the U.S. airline industry. We also think the implications of a merger are positive for global airlines, particularly those in the oneworld alliance.”

– Michael Linenberg, Managing Director, Deutsche Bank Securities (5/28/12)

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. US Airways assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

AboutUS Feb. 14, 2013 ISSUE 401

Editor: Liz Landau, liz.landau@usairways.com past issues available on Wings